

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 5, 2008

Via U.S. Mail and Facsimile

George C. Barry
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

> **Re:** **Hess Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2008**
> **File No. 1-01204**

Dear Mr. Barry:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have received your information in response to prior comment four from our letter of April 23, 2008. Although the information provided may be part of a reserve report it does not appear to be the complete report as it does not address the different reserve classifications, the production of the reserves over time nor the value of the reserves, which is the basic input into the Standardized Measure disclosure. Please provide us by the same geographic area that you report

reserves and the Standardized Measure the following annual cash flow tables for each proved reserve classification:

- U.S. – Proved developed producing, proved developed non-producing, proved developed behind-pipe, proved undeveloped, and total proved for the U.S. consisting of the aggregation of the above tables;
- Africa - Proved developed producing, proved developed non-producing, proved developed behind-pipe, proved undeveloped, and total proved for Africa consisting of the aggregation of the above tables;
- Asia/Other - Proved developed producing, proved developed non-producing, proved developed behind-pipe, proved undeveloped, and total proved for Asia/Other consisting of the aggregation of the above tables;
- Europe - Proved developed producing, proved developed non-producing, proved developed behind-pipe, proved undeveloped, and total proved for Europe consisting of the aggregation of the above tables;.
- Total Company- Proved developed producing, proved developed non-producing, proved developed behind-pipe, proved undeveloped, and total proved for the total company consisting of the aggregation of above tables;

Each reserve category table for each area should show annual gross and net production, oil and gas prices, total revenue operating costs and taxes, capital investment, undiscounted and discounted cash flows with a total on each table summing to the final gross and net reserves, operating costs, taxes capital investments and undiscounted and discounted cash flows. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions on the engineering comments, please contact James Murphy at (202) 551-3703. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
M. Duru
G. Barry (212-536-8241)